UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ) *

LIVEPERSON, INC.

COMMON STOCK, PAR VALUE $0.001 PER SHARE
 (Title of Class of Securities)

538146101
 (CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of  5 Pages

CUSIP No. 538146101	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
SOLEL PARTNERS, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,732,200

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
4,732,200

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,732,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Page 3 of 5 Pages
Item 1(a).	Name of Issuer:

LivePerson, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

530 7th Ave, Floor M1
New York, New York 10018

Item 2(a).	Name of Person Filing

Solel Partners LP (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Solel Partners LP
699 Boylston Street, 15th Floor
Boston, MA 02116

Item 2(c).	Citizenship:

United States - Delaware

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

538146101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned: 4,732,200

Item 4(b).	Percent of Class: 5.9%

Item 4(c).	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote: 4,732,200

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 4,732,200

(iv) Shared power to dispose or direct the disposition of: 0

Page 4 of 5 Pages
Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
Solel Partners LP

	By:	/s/ William Stone
Name: William Stone
Title: Chief Compliance Officer